SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 174th Board of Directors’ Meeting” dated on November 09, 2009.

November 9, 2009 (04 pages)

For more information, please contact:

Norair Ferreira do Carmo
TELESP, São Paulo, Brazil
Tel.: +55 (11) 3549-7200
Fax: +55 (11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; November 9, 2009) Telecomunicações de São Paulo S. A. – Telesp (“Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 174th Board of Directors’ meeting held on November 09, 2009:

1. DATE, TIME AND VENUE: on November 9, 2009, at 2:00 pm (São Paulo time), at the Company’s headquarters located at Rua Martiniano de Carvalho, 851, São Paulo - SP.

2. ATTENDEES: Antonio Carlos Valente da Silva, President of the Board; Gustavo Fleichman, secretary of the Board.

3. CALL NOTICE: Verifying the quorum previewed in the Company’s Bylaws, the meeting began with attendance of the board members that subscribes this minute.

4. EXPOSED MATTERS:

4.1. Deliberate regarding the 2nd subscription of commercial promissory notes issued by the Company, for public distribution under limited placing efforts, in accordance to the Comissão de Valores Mobiliários (“CVM”) Instruction# 476, of January 16, 2009 (“Limited Offer”, “Promissory Notes” and “CVM Instruction 476/09”, respectively), in the total amount of up to R$6,000,000,000.00 (six billion reais), in a single series; and

4.2. Authorize the Managers to take all and any action necessary to execute the Limited Offer, specially in terms of (i) hire financial institutions that will manage the intermediation and placing of the Promissory Notes, besides (ii) hire financial institutions to provide custody and payment services of the Promissory Notes, and (iii) hire any other service providers related to the Limited Offer, such as, but not limited to, notes agent and legal assessors. The Promissory Notes that will be subject of the Limited Offer will be placed under a firm guarantee regime and will follow the procedures of CVM Instruction 476/09 and, if applicable, of CVM Instruction 134, of November 1, 1990, as updated (“CVM Instruction 134”), and CVM Instruction 155, of August 7, 1990, as updated (“CVM Instruction 155”).

5. DELIBERATIONS: The Board of Directors members, after analyzed and discussed, approved, unanimously and without exception:

5.1. Execute the 2nd subscription of Promissory Notes by the Company for public distribution under limited placing efforts in accordance to the terms of CVM Instruction

476/09 in the total amount of up to R$6,000,000,000.00 (six billion reais), in a single series, under the following characteristics and conditions:

(a) Total Amount of the Subscription: up to R$6,000,000,000.00 (six billion reais);

(b) Subscription Date: for all matters and effects, the subscription date of the Promissory Notes will be the date of the effective subscription and payment (“Subscription Date”);

(c) Series Number: the subscription will be held in a single series.

(d) Quantity of Promissory Notes: will be subscribed up to 600 (six hundred) Promissory Notes.

(e) Unit Face Value: The Promissory Notes will be subscribed with unit face value of R$ 10,000,000.00 (ten million reais) on the Subscription Date (“Unit Face Value”).

(f) Form: The Promissory Notes will be issued physically and will be deposited in a financial institution enabled to provide custody services. The Promissory Notes will be nominative and will circulate through in black endorsement, with mere transference of ownership, that must show the “unsecured” clause;

(g) Destination of the Resources: the resources raised through the Limited Offer will be used exclusively to liquidate the payment of obligations that the Company may assume as a consequence of the result of the auction related to the Public Tender Offer launched on October 8, 2009 (“PTO”) proposed by the Company for the acquisition of up to 100% of shares issued by GVT (Holding) S.A..

(h) Term and Maturity: the Promissory Notes may have the maximum maturity of up to 360 (three hundred and sixty) days as of the Subscription Date (“Maturity Date”), when the Company has the obligation to rescue the Promissory Notes in negotiation through the payment of the Unit Face Value plus a Remuneration (in accordance to item (I) below). If the Management of the Company establish a initial maturity term under 360 (three hundred and sixty) days as of the Subscription Date, the Management is already authorized to postpone such term in accordance to its decision, if (i) is a exclusive decision of the Company such postponement, and (ii) if the total term of postponement of the Promissory Notes doesn’t exceed, no matter what, 360 (three hundred and sixty) days as of the Subscription Date;

(i) Placement and Negotiation: the Promissory Notes are registered to distribution on primary market and negotiation on the secondary market, in accordance to the requirements and procedures previewed on CVM Instruction 476/09, under the NOTA -Módulo de Notas Comerciais System (“NOTA”), managed and operated by CETIP S.A. –Balcão Organizado de Ativos e Derivativos (“CETIP”), with distribution and negotiation settled at CETIP;

(j) Placement Procedure: the placement of the Promissory Notes will be made under limited placing efforts, in accordance to CVM Instruction 476/09, under a firm guarantee of placement regime, with intermediation of intermediating institutions that are members of securities distribution system;

(k) Local of Payment: The payment of the Promissory Notes will be made in accordance to CETIP’s procedures, for the Procedure Notes registered on NOTA, or, if the Promissory Notes weren’t registered on the mentioned system, at the Company’s headquarter.

(l) Remuneration: The Promissory Notes will pay remuneration equivalent to the average daily rate of one-day Interfinancial Deposits - DI, out of the group (“DI ratio”), in a ratio of 109% (one hundred and nine percent) (“Remuneration”). The Remuneration will be calculated daily exponentially and cumulative “pro rata temporis” for the business days of the period, based on the Unit Face Value of the since the Subscription Date up to the Maturity Date (“Unit Face Value Updated”);

(m) Guarantee: The Promissory Notes are unsecured, and has no guarantee;

(n) Limits of the issuance: considering that (i) the Company is registered as a listed company properly updated on CVM; (ii) the Limited Offer will be held in accordance to the requirements and procedures previewed on CVM Instruction 476/09; and that (iii) the Unit Face Value of the Promissory Notes is superior to R$ 500,000.00 (five hundred thousand reais), therefore the Company inset’s subject to any limit and/or minimum requirements of shareholders equity and debt to proceed the Limited Offer;

(o) Early Maturity: The Promissory Notes may be declared matured in advance, regardless a prior announce, interpellation or judicial notice, if occur an event that will be detailed on the legal documents of the Promissory Notes, which will be defined by the Company Management;

(p) Advanced Redemption: The Company may execute the redemption of the Promissory Notes in advance, totally or partially, in accordance to the following procedures:

(i) the Company, by your exclusive decision, may execute the redemption of the Promissory Notes in advance, in accordance to the applicable regulation, in any moment after the Subscription Date, without payment of any premium, as previewed in the terms and conditions established on the legal documents of the Promissory Notes (“Advanced Redemption”);

(ii) if the Company asks for a Advanced Redemption in within 90 calendar days from the Subscription Date, the Unit Face Value Updated for Advanced Redemption purpose will be calculated through the Remuneration with a reduction of 2 (two) percent points since the Subscription Date, that means the ratio of to 107% (one hundred and seven percent) of DI;

(iii) if the Company asks for a Advanced Redemption in between 91 and 180 calendar days from the Subscription Date, the Unit Face Value Updated for Advanced Redemption effect will be calculated through the Remuneration with a reduction of 1 (one) percent point since the Subscription Date, that means the ratio of to 108% (one hundred and eight percent) of DI;

(iv) in the moment of the Promissory Notes subscription, the respective holders will agree with the terms and conditions of the Advanced Redemption, to be detailed on the legal documents of the Promissory Notes;

(v) the Advanced Redemption, totally or partially, of the Promissory Notes will be made with a payment of the Unit Face Value Updated for Advanced Redemption purpose, calculated “pro rata temporis” since the Subscription date to the effective date of the Withdrawal in Advance;

(vi) the Advanced Redemption results in the extinction of the Security, and it can’t be kept in treasury, in accordance to the disposed on paragraph 3 of article 7th of CVM Instruction 476/09 and article CVM Instruction 134.

5.2. Authorize the Management to take all and any action necessary to execute the Limited Offer, mainly regarding to the hire financial institutions to provide custody and payment services for the Promissory Notes, and the manage and intermediation of the Limited Offer under a firm guarantee regime, as well as any other service providers, such as, but not limited to, notes agent and legal assessors related to the Limited Offer.

No further matters to discuss, the meeting was concluded and the Secretary of the Company’s Board of Directors draw up this minutes, which was approved and subscribed by the attendant Board members, starting to be part of the own book.

(aa) Antonio Carlos Valente da Silva - President of the Board of Directors; Fernando Abril-Martorell Hernández; Fernando Xavier Ferreira; Francisco Javier de Paz; Iñaki Urdangarín; José Fernando de Almansa Moreno-Barreda; Juan Carlos Ros Brugueras; Luciano Carvalho Ventura; Luis Antonio Malvido; Luiz Fernando Furlan. Board Members represented by Antonio Carlos Valente da Silva, through the delegation of vote: José Maria Alvarez-Pallete Lopes – Vice-President of the Board of Directors; Antonio Viana Baptista; Enrique Used Aznar; Guillermo José Fernández Vidal; Luis Javier Bastida Ibarguen; Miguel Angel Gutiérrez Méndez and Narcís Serra Serra. Also Also subscribes the document the Board Secretary, Gustavo Fleichman.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 16, 2009	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director